July 17, 2009

H. Christopher Owings
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	Virginia Electric and Power Company
Correspondence Dated July 14, 2009 Regarding
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 26, 2009
Form 10-Q for the Quarter Ended March 31, 2009
Filed April 30, 2009
Form 10-Q for the Quarter Ended September 30, 2008
Filed October 30, 2008
Form 10-Q for the Quarter Ended June 30, 2008
Filed July 31, 2008
Form 10-Q for the Quarter Ended March 31, 2008
Filed May 1, 2008
File No. 001-02255

Dear Mr. Owings:

Pursuant to our discussion with Lilyanna L. Peyser, Attorney Advisor for the Securities and Exchange Commission, I would like to confirm that Virginia Electric and Power Company will submit its response to your letter dated July 14, 2009 on or before Tuesday, August 11, 2009.

Sincerely,

/s/Sharon L. Burr
Sharon L. Burr
Deputy General Counsel